SEC 05038679 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Red Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Miranova Place, 12th Floor
(No. and Street)

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian T. Kelleher (614) 857-1566
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1100 Huntington Center
41 South High Street (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC RECEIVED PROCESSING SECTION MAR 01 2005 WASH. D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian T. Kelleher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Red Capital Markets, Inc., as of December 31, 2004, 20_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

B. T. Kelleher
Signature

Senior Managing Director
Title

LISA K. BORCHERS
Notary Public, State of Ohio
My Commission Expires 6/17/08

Lisa K. Borchers
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
Red Capital Markets, Inc.

We have audited the accompanying consolidated statement of financial condition of Red Capital Markets, Inc. as of December 31, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of Red Capital Markets, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Red Capital Market's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Red Capital Markets, Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in out audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Columbus, Ohio
February 25, 2005

RED CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash and Cash Equivalents	$ 125,386
Deposits with Clearing Organizations	100,000
Securities Inventory	67,307,964
Securities Purchased Under Agreements to Resell	148,726,619
Failures to Deliver – Customers	500,386
Accounts Receivable – Affiliates	1,645,739
Receivables from Broker/Dealers	91,192,083
Accrued Interest Receivable	619,463
Remarketing Agent Receivables	273,154
Purchased Remarketing Agent Agreements, net	1,066,193
Purchased Tax Credit Asset Management Contracts, net	2,543,246
Fixed Assets, net	162,759
Excess of Cost over Net Assets Acquired, net	41,207,102
Deferred Income Taxes	3,716,005
Other Assets	373,675
Total Assets	$ 359,559,774

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Notes Payable Under Lines of Credit With Affiliates	$ 122,818,495
Securities Sold Under Agreements to Repurchase	61,176,000
Deferred Compensation Plan Payable	3,771,735
Accrued Salaries, Commissions and Incentive Compensation	3,247,291
Failures to Receive – Customers	500,386
Payables to Broker/Dealers	62,773,959
Forward Sale & Purchase Commitments, net	2,460,011
Accounts Payable and Accrued Expenses	951,009
Interest Payable – Third Parties	63,103
Interest Payable – Affiliates	251,712
Other Payables – Affiliates	145,519
Income Taxes Payable – Affiliate	6,124,793
Total Liabilities	264,284,013
SHAREHOLDER'S EQUITY	
Common Stock (no par value, 1,000 shares authorized, 1 share issued & outstanding)	1,000
Paid-In Capital	58,297,075
Retained Earnings	36,977,686
Total Shareholder's Equity	95,275,761
Total Liabilities and Shareholder's Equity	$ 359,559,774

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions on Securities Transactions	$ 3,379,288
Commissions on Annuity Contracts	2,657,019
Commissions on Insurance Premiums, Net	2,084,268
Net Trading Gains	6,761,531
Net Underwriting Fees	8,444,193
Interest Income	7,986,645
Remarketing Agent Fees	1,442,463
Asset Management Fees	1,694,010
Other Income	208,906
	34,658,323
EXPENSES	
Salaries, Commissions, Incentive Compensation and Employee Benefits	14,271,040
Unrealized Loss on Forward Sale & Purchase Commitments, net	2,460,011
Interest Expense	2,044,614
Commissions Paid to Other Broker/Dealers	150,495
Depreciation and Amortization	932,707
Travel and Entertainment	529,328
Professional Fees	459,191
Rent	351,507
Information Services and Software	326,656
General and Administrative	1,505,650
	23,031,199
INCOME BEFORE INCOME TAXES	11,627,124
INCOME TAX EXPENSE	4,150,480
NET INCOME	$ 7,476,644

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Paid-In Capital	Retained Earnings
BALANCE, DECEMBER 31, 2003	$ 1,000	$ 21,021,712	$ 29,501,042
Purchase accounting adjustment resulting from acquisition of Provident Financial Group, Inc. by National City Corporation on July 1, 2004	–	37,275,363	–
Net Income	–	–	7,476,644
BALANCE, DECEMBER 31, 2004	$ 1,000	$ 58,297,075	$ 36,977,686

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	$ 7,476,644
Net Unrealized Loss on Securities Inventory	394,015
Depreciation and Amortization of Fixed Assets	85,540
Amortization of Purchased Agreements and Contracts	847,167
Realized Gains on Sales of Securities Inventory	(7,155,546)
Unrealized Loss on Forward Sale & Purchase Commitments, net	2,460,011
Losses on Disposals of Fixed Assets	9,342
Purchases of Securities Inventory	(4,794,479,012)
Proceeds from Sales and Pay-Downs of Securities Inventory	4,830,150,045
Net Purchases of Securities under Agreements to Resell	(44,728,239)
Increase in Accounts Payable and Accrued Expenses	637,527
Increase in Failures to Deliver	(500,386)
Increase in Deferred Income Taxes	(337,658)
Increase in Failures to Receive	500,386
Increase in Income Taxes Payable – Affiliate	2,265,335
Increase in Interest Payable	203,952
Increase in Payable to Broker/Dealers	62,399,982
Increase in Receivables and Other Assets	(90,364,426)
Decrease in Other Payables to Affiliates	(2,942,949)
Decrease in Accrued Salaries, Commissions and Incentive Compensation	(1,452,971)
Decrease in Accounts Receivables – Affiliates	(1,543,301)
NET CASH USED IN OPERATING ACTIVITIES	(36,074,542)
CASH FLOWS FROM INVESTING ACTIVITIES	
Payment in Excess of Net Assets Acquired	(7,229,432)
Fixed Asset Purchases	(94,988)
Proceeds from Disposal of Fixed Assets	14,874
NET CASH USED IN INVESTING ACTIVITIES	(7,309,546)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Borrowings Under Lines of Credit with Affiliates	3,632,628
Net Proceeds from Securities Sold Under Agreements to Repurchase	35,475,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	39,107,628
DECREASE IN CASH AND CASH EQUIVALENTS	(4,276,460)
CASH AND CASH EQUIVALENTS, JANUARY 1	4,401,846
CASH AND CASH EQUIVALENTS, DECEMBER 31	$ 125,386

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004 (CONTINUED)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 1,840,662
Income Taxes (to affiliate)	$ 1,205,124

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Decrease in asset and corresponding liability attributable to deferred compensation plan.	$ 1,355,418
Increase in excess of cost over net assets acquired attributable to purchase accounting adjustment.	$ 33,252,603
Fixed assets of Provident Securities and Investments Company transferred at net book value.	$ 68,086

See notes to financial statements.

A. ORGANIZATION

Red Capital Markets, Inc. ("Company") is a wholly owned subsidiary of The Provident Bank ("Bank"), which was a wholly owned subsidiary of Provident Financial Group, Inc. ("Provident Financial"). On July 1, 2004, National City Corporation ("National City") completed its acquisition of Provident Financial. The effect of this transaction resulted in the Bank becoming a wholly owned subsidiary of National City. National City is a financial holding company headquartered in Cleveland, Ohio. In accordance with the purchase method of accounting, the gross purchase price of Provident Financial was allocated to its subsidiaries based upon their relative fair market values.

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds, the sale of low income housing tax credits, and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities.

In October 2004, Provident Securities and Investments Company ("PSI"), a retail securities brokerage, which operated as a division of the Company, was transferred to another wholly owned subsidiary of National City. In 2004 PSI represented approximately $9,198,000 and $6,395,000 of the Company's revenues and expenses, respectively.

The Company has one subsidiary, Provident Insurance Agency, Inc. (PIA), which sells insurance products to customers on behalf of third party insurance agencies. All significant intercompany accounts and transactions have been eliminated in consolidation.

B. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying consolidated financial statements, are as follows:

Derivative Financial Instruments – The Company records all derivatives on the Statement of Financial Condition at fair value. All changes in the fair value of derivatives are recognized immediately in earnings. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage backed securities and exchange-traded futures contracts.

Customer Accounts – In accordance with Securities Exchange Commission Rule 15(c)3-3, the Company has segregated securities with a market value of $2,093,471 at December 31, 2004 in a special reserve account for the exclusive benefit of institutional customers. The securities held in such segregated account are reflected in "Securities Inventory" in the Statement of Financial Condition.

Securities Inventory – Securities inventory is carried at its fair market value, determined by an independent valuation or by management by determining the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Changes in fair market value of such securities are reflected in the Statement of Income as part of "Net Trading Gains." Gains and losses on sales of securities are computed using the cost of the specific security sold. Security transactions are recorded on a trade date basis. At December 31, 2004, the cost of securities inventory was $67,964,544.

Fixed Assets – Fixed assets are primarily furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging from three to ten years and accelerated methods for tax reporting. At December 31, 2004, fixed asset accumulated depreciation was $30,010.

Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts for which the related securities will be resold or repurchased, as applicable.

Excess of Cost over Net Assets Acquired – Under the provisions of SFAS 141, *Business Combinations,* and SFAS 142, *Goodwill and Other Intangible Assets*, goodwill is no longer amortized but is subject to annual impairment tests. National City management performed an impairment test on goodwill inclusive of the goodwill attributed to the Company as of November 30, 2004 and determined that no impairment existed as of that date.

Commissions on Security Transactions – Commission revenues are derived from the sale of equity securities and mutual funds by the retail brokerage division through its correspondent broker. Revenues on such transactions are recorded on a trade date basis.

Commissions on Annuity Contracts and Insurance Premiums – Commission revenues are derived from the sale of third-party annuity and insurance products. Revenues are recorded at the time the annuity and insurance products are sold to customers.

Net Underwriting Fees – Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses, which totaled $561,220 for the year ended December 31, 2004.

Remarketing Agent Fees – Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

Asset Management Fees - Asset management fees are derived from asset management services provided to retail customer accounts. Revenues are recorded as the management services are provided.

Financial Instruments – The Company considers cash, receivables, forward purchase commitments, securities purchased under agreements to resell, notes payable, forward sale commitments, other payables and securities sold under agreements to repurchase as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

C. EXCESS OF COST OVER NET ASSETS ACQUIRED

As a result of National City's acquisition of Provident Financial in July 2004, "push-down" accounting is utilized in the company's 2004 financial statements and the excess of cost over fair value of net assets acquired of $40,482,035 was recognized by the Company. The excess of cost over fair value of net assets acquired was calculated by and allocated to the Company by National City based on National City's estimate of the total goodwill recognized in the Provident Financial acquisition that was attributable to the Company. Included in the purchase accounting adjustments was $7,229,432 of non-recurring capitalized costs related to change in ownership provisions.

The new basis of accounting affected the value of certain accounts, as follows:

Increased purchased tax credit asset management contracts	$ 1,922,104
Increased purchased remarketing agent agreements	296,254
Increased deferred income tax asset	1,708,612
Decreased deferred income	101,789
Increased paid-in capital	37,275,363

D. SECURITIES INVENTORY

The Company's investment in securities inventory at December 31, 2004 was comprised of the following:

Fixed-rate, taxable, multifamily agency mortgage-backed securities	$ 55,160,759
Variable-rate, tax-exempt municipal bonds	8,322,001
Corporate equity securities	2,154,395
Other securities	1,670,809
	$ 67,307,964

E. NOTES PAYABLE

The Company has a revolving promissory demand note from the Bank that it uses to fund its operations. Under terms of the note, the Company may borrow up to $300,000,000 at an interest rate equal to the Bank's "Funds Transfer Pricing" rate for the assets funded by any borrowings under the notes. All borrowings under the agreement are secured by all of the Company's assets. At December 31, 2004, $122,818,495 was outstanding under this note. Interest incurred under this note during the year ended December 31, 2004 was $1,803,557. The interest rate charged under this note at December 31, 2004 was 2.15%.

The Company also has a revolving promissory demand note from a subsidiary of the Bank. Under the terms of the note, which is not collateralized, the Company may borrow up to a total of $150,000,000 at an interest rate equal to the Bank's "Funds Transfer Pricing" rate for the assets funded by any borrowings under the notes. At December 31, 2004, the Company had no borrowings outstanding under this note. Interest incurred under this note during the year ended December 31, 2004 was $ 3,159.

F. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule 15c3-1 ("Rule") of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $9,323,599, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital calculated in accordance with the Rule was $36,199,399 at December 31, 2004. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 3.86 to 1 at December 31, 2004.

G. INCOME TAXES

National City files a consolidated federal income tax return, which includes all of its subsidiaries, including the Bank and the Company. The Company provides for income taxes on a separate-return basis and remits to the Bank amounts determined to be currently payable. Income taxes are provided for using the liability method under which deferred income tax liabilities or assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities and are measured at the enacted income tax rates. Deferred income tax expense is determined by the change in the liability or asset for deferred income taxes.

Income tax expense for the year ended December 31, 2004 consisted of the following:

Current	$ 4,469,859
Deferred	(319,379)
	$ 4,150,480

The difference between tax expense recorded in the Statement of Income and tax expense calculated at the federal statutory rate of 35% relates primarily to municipal interest income, employee stock purchases, and meals and entertainment.

At December 31, 2004, the net deferred income tax asset consisted of the following items:

Purchase accounting adjustment	$ 1,860,117
Deferred compensation plan	1,218,554
Unrealized loss on commitments	861,004
State income taxes	192,667
Accrued salaries and commissions	(344,402)
Deferred revenues	(35,626)
Prepaid expenses and other assets	(29,754)
Fixed assets	(4,164)
Excess of cost over net assets acquired	(2,391)
Net deferred income tax asset	$ 3,716,005

H. SUBORDINATED LIABILITIES

There were no subordinated liabilities as of December 31, 2004, nor during the year then ended.

I. RESTRICTED CASH

To insure the Company's performance under terms of a clearing agreement with its correspondent broker, cash was deposited by the Company with the broker, which is unavailable for withdrawal. In October 2004, the clearing agreement with the correspondent broker was terminated. At December 31, 2004, $100,000 was still held in such account. The deposit was returned in January 2005.

J. RELATED PARTY TRANSACTIONS

During 2004, the Company paid approximately $286,146 to the Bank and to other subsidiaries of National City for the rental of its office space. At December 31, 2004, the Company had cash in demand accounts of approximately $13,000 at the Bank.

K. COMMITMENTS

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing written forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an oral agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's written execution of the forward commitment and its oral agreement with the affiliate, the affiliate has a written loan commitment with a borrower.

The forward sale commitments, treated as derivatives under SFAS 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"*, are used to economically hedge changes in fair value of the commitment to purchase the same mortgage backed security that may occur due to movements in interest rates.

In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties.
The change in the fair values of the forward sale and purchase commitments are recorded in the Statement of Financial Condition as Forward Sale and Purchase Commitments, net. The net unrealized loss in 2004 of $2,460,011 is recognized as Unrealized Loss on Forward Sale and Purchase Commitments, net in the Statement of Income.

At December 31, 2004, the Company had mandatory commitments to deliver $74,110,859 of fixed- and variable- rate mortgage-backed securities and oral commitments to purchase $88,285,948 of the same types of securities from its affiliate. In addition, the Company had commitments to purchase $2,203,088 of fixed-rate mortgage-backed securities from unaffiliated counterparties at December 31, 2004.

L. RECEIVABLES FROM BROKER/DEALERS AND PAYABLES TO BROKER/DEALERS

Receivables from broker/dealers includes receivables from the settlement of securities transactions executed for customers of the Company. Payables to broker/dealers include payables from the settlement of securities transactions executed for customers of the Company. The receivables generally are collected and payables generally are paid within thirty days and are collateralized by securities in physical possession, on deposit, receivable from or deliverable to customers, or other broker/dealers.

M. BENEFIT PLAN

The Company participates in National City's Retirement Plan. Included under this plan are the Provident Financial Profit Sharing Plan and Personal Investment Election Plan. During 2004, the Company expensed $284,681 for these plans. No additional contributions will be made to these plans. Effective January 1, 2005, the Company will participate in the National City SIP/401(k) Plan. Additionally, the Company maintains a deferred compensation plan covering highly compensated individuals. The deferred compensation plan's assets and corresponding liability total $3,771,735, and are recorded on the Statement of Financial Condition in Securities Inventory and Deferred Compensation Plan Payable, respectively.

N. PURCHASED TAX CREDIT ASSET MANAGEMENT CONTRACTS

In 2000, the Company purchased the rights to manage certain low-income housing tax credit investor funds. On July 1, 2004, as part of the purchase accounting entries discussed in Note C, the contracts were valued at a fair market value of $2,658,134 which resulted in a purchase accounting adjustment of $1,922,104. The value for these rights is amortized over the estimated remaining lives of the related contracts ranging from 5 to 15 years at the time of the valuation. At December 31, 2004, accumulated amortization of the contracts was $114,888.

O. PURCHASED REMARKETING AGENT AGREEMENTS

In 2000, the Company purchased the rights to serve as remarketing agent for certain tax exempt issues of variable rate demand notes. Under the terms of the remarketing agreements, an investor in the variable rate demand notes may put the note back to the Company under certain conditions in which case the Company would remarket the note to another investor.

On July 1, 2004, as part of the purchase accounting entries discussed in Note C, the contracts were valued at a fair market value of $1,501,578 which resulted in a purchase accounting adjustment of $296,254. The value for these rights is amortized over the estimated remaining lives of the related agreements ranging from 1 to 5 years at the time of the valuation. At December 31, 2004, accumulated amortization of the agreements was $435,385.

P. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Securities purchased under agreements to resell represent short-term loans to unaffiliated third parties. It is the Company's policy to take possession of these securities. At December 31, 2004, the amount and market value of the securities purchased under agreements to resell with unaffiliated counterparties was as follows:

Counterparty	Amount	Market Value of Collateral
Greystone Funding Corporation	$ 126,472,018	$ 130,675,890
Avebury Partners, LLC	19,334,000	20,151,377
Western Rim Investors 1997-2, LP	2,920,601	3,034,227
	$ 148,726,619	$ 153,861,494

The Company's agreements with its counterparties provide for the deposit with the Company of additional collateral by the respective counterparty if the market value of the underlying assets drops below agreed-upon limits. These agreements allow for the Company to pledge the collateral against the Company's short-term borrowings. At December 31, 2004, the market value of this pledged collateral was $62,321,152.

At December 31, 2004, accrued interest receivable from securities purchased under agreements to resell was $147,775. These agreements renew daily.

Q. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase represent short-term borrowings from an unaffiliated third party with a carrying amount of $61,176,000. The market value of the securities sold under agreements to repurchase totaled $62,321,152. The underlying collateral of the same amount is included in the Statement of Financial Condition in "Securities Purchased Under Agreements to Resell".

At December 31, 2004, the accrued interest payable from securities sold under agreements to repurchase was $63,103. These agreements renew daily.

R. U.S. TREASURY FUTURES CONTRACTS

As part of its interest rate risk management strategy, the Company buys and sells exchange-traded futures contracts, which are considered derivative instruments as defined by SFAS 149. These instruments are recorded at fair value, with the changes in fair value recorded in net trading gains on the Statement of Income.

At December 31, 2004, the Company had sold short futures contracts to deliver $1,000,000 notional amount of U.S. Treasury Notes. The market value of these futures contracts at December 31, 2004, as determined by the futures exchange, was ($17,813) and is included in "Securities Inventory" in the Statement of Financial Condition. The Company had $597,817 on deposit with the counterparty for those commitments at December 31, 2004. The deposit was in the form of U.S. Treasury securities which are included in "Securities Inventory" in the Statement of Financial Condition.

RED CAPITAL MARKETS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2004

Total ownership equity qualified for Net Capital		$ 95,275,761
Deductions and/or charges:		
Non-allowable assets		51,136,306
Net capital before haircuts on security positions		44,139,455
Haircuts on security positions:		
Trading and Investment Securities:		
US and Canadian government obligations		2,824,607
State and municipal government obligations		123,002
Contractual securities commitments		3,734,116
Options		29,700
Other securities		1,228,631
Total haircuts on security positions		7,940,056
Net Capital		$ 36,199,399

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 9,323,599	
Minimum dollar net capital requirement of reporting broker/dealer	250,000	
Net capital requirement		9,323,599
Excess net capital		$ 26,875,800

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$139,853,990
Deduct adjustment based upon deposits in special reserve bank accounts	-
Total Aggregate Indebtedness	$139,853,990
Ratio of aggregate indebtedness to net capital	3.86

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of February 28, 2005.

RED CAPITAL MARKETS, INC.

SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3
AS OF DECEMBER 31, 2004

COMPUTATION OF RESERVE REQUIREMENTS

Total Credit Balances	$ 607,193
Total Debit Balances	$ 500,386
Excess of Total Credits Over Total Debits	$ 106,807
Reserve requirements (at 105%)	$ 112,147

RED CAPITAL MARKETS, INC.

SCHEDULE III
RECONCILIATION OF COMPUTATION OF RESERVE REQUIREMENTS
AS OF DECEMBER 31, 2004

Per Focus Report X-17a-5
filed January 26, 2005

Excess of Total Credits Over Total Debits	$ 106,807
Reserve Requirements (at 105%)	$ 112,147
Amount on Deposit	$ 2,093,471

There are no material differences from the Company's computation and that presented on the Focus Report X-17a-5, as filed February 28, 2005.

RED CAPITAL MARKETS, INC.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2004

The market valuation and number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
Number of items	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
Number of items	None

ERNST & YOUNG

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

Board of Directors and Shareholder
Red Capital Markets, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Red Capital Markets, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we have considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Columbus, Ohio
February 25, 2005